UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cingulate Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

17248W105
(CUSIP Number)

Shane J. Schaffer Chief Executive Officer 1901 W. 47th Place Kansas City, KS 66205 Telephone Number (913) 942-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Shane J. Schaffer
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	157,155*
Shares Beneficially	8. Shared Voting Power:	807,828*
Owned by
Each Reporting	9. Sole Dispositive Power:	157,155*
Person With	10. Shared Dispositive Power:	807,828*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
964,983*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 8.5%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Shane J. Schaffer (“Mr. Schaffer”) may be deemed to beneficially own an aggregate of 964,983 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”) consisting of (i) 41,500 shares of Common Stock, stock options to purchase 44,917 shares of Common Stock and warrants to purchase up to 70,738 shares of Common Stock held directly by Mr. Schaffer and (ii) 807,828 shares of Common Stock held directly by Fountainhead Shrugged, LLC where Mr. Schaffer serves as the Manager. Excludes 202,251 shares of Common Stock underlying unvested stock options held by Mr. Schaffer. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Schaffer may be deemed to beneficially own 964,983 shares of Common Stock, representing 8.5% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 11,309,412 shares of Common Stock issued and outstanding as of September 30, 2022, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Fountainhead Shrugged, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: Kansas

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	807,828**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	807,828**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
807,828**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Fountainhead Shrugged, LLC (“Fountainhead”) directly owns 807,828 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”), representing 7.1% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 11,309,412 shares of Common Stock issued and outstanding as of September 30, 2022, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D field on behalf of the Reporting Persons with the Securties and Exchange Commission on December 20, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

On December 10, 2021 (the “Event Date”), the Issuer closed an underwritten public offering (the “IPO”) of 4,166,666 Units (the “Units”) and warrants to purchase 624,999 shares of Common Stock, with each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock.

Prior to the IPO, Mr. Schaffer beneficially owned 807,828 shares of Common Stock held directly by Fountainhead.

On December 7, 2021, in connection with the IPO, the Issuer granted Mr. Schaffer a stock option to purchase 179,668 shares of Common Stock for no consideration. The stock option vests in four (4) equal annual installments commencing on December 7, 2022. The exercise price of the stock option is $6.00 per share and the stock option expires on December 7, 2031.

On the Event Date, Mr. Schaffer purchased 16,500 Units in the IPO at a price of $6.00 per Unit for an aggregate purchase price of $99,000. The warrants comprising the Units are exercisable at $6.00 per share and expire December 10, 2026. Mr. Schaffer purchased the Units with investment capital.

On February 25, 2022, the Issuer granted Mr. Schaffer a stock option to purchase 67,500 shares of Common Stock for no consideration. The stock option vests 25% on the one-year anniversary of the date of grant and the remaining stock option vests in substantially equal monthly installments over the 36-month period following the initial vesting date. The exercise price of the stock option is $1.38 per share and the stock option expires on February 25, 2032.

On March 15, 2022, Mr. Schaffer purchased 50,000 warrants at $0.31 per warrant for an aggregate purchase price of $15,500. Each warrant may be exercised to purchase one share of Common Stock at $6.00 per share and expires December 10, 2026. Mr. Schaffer purchased the warrants with investment capital.

On December 13, 2022, Mr. Schaffer purchased 1,733 shares of Common Stock at $1.01 per share for an aggregate purchase price of $1,750. Mr. Schaffer purchased the Common Stock with investment capital.

On December 13, 20222, Mr. Schaffer purchased 396 warrants at a weighted average price of $0.2593 per warrant for an aggregate purchase price of $103. Each warrant may be exercised to purchase one share of Common Stock at $6.00 per share and expires December 10, 2026. Mr. Schaffer purchased the warrants with investment capital.

On December 14, 2022, Mr. Schaffer purchased 13,267 shares of Common Stock at $1.01 per share for an aggregate purchase price of $13,400. Mr. Schaffer purchased the Common Stock with investment capital.

On December 15, 2022, Mr. Schaffer purchased 3,642 warrants at a weighted average price of $0.2617 per warrant for an aggregate purchase price of $953. Each warrant may be exercised to purchase one share of Common Stock at $6.00 per share and expires December 10, 2026. Mr. Schaffer purchased the warrants with investment capital.

On December 16, 2022, Mr. Schaffer purchased 10,000 shares of Common Stock at a weighted average price of $1.0166 per share for an aggregate purchase price of $10,166. Mr. Schaffer purchased the Common Stock with investment capital.

On December 16, 2022, Mr. Schaffer purchased 200 warrants at a price of $0.262 per warrant for an aggregate purchase price of $52. Each warrant may be exercised to purchase one share of Common Stock at $6.00 per share and expires December 10, 2026. Mr. Schaffer purchased the warrants with investment capital.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 11,309,412 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

As of the date hereof, Mr. Schaffer may be deemed to beneficially own 964,983 shares of Common Stock of the Issuer, consisting of (i) 41,500 shares of Common Stock, stock options to purchase 44,917 shares of Common Stock and warrants to purchase up to 70,738 shares of Common Stock held directly by Mr. Schaffer and (ii) 807,828 shares of Common Stock held directly by Fountainhead. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Schaffer may be deemed to beneficially own 964,983 shares of Common Stock, representing 8.5% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2022

By:	/s/ Shane J. Schaffer*
Shane J. Schaffer

FOUNTAINHEAD SHRUGGED, LLC

By:	Shane J. Schaffer, its Manager

By:	/s/ Shane J. Schaffer
Name:	Shane J. Schaffer
Title:	Manager

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).